UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 5 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 April, 2013 it purchased for cancellation 932,383 "B" Shares at a price of 2150.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,594,999,678

Release Date 8 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 8 April, 2013 it purchased for cancellation 1,075,000 "B" Shares at a price of 2144.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,593,924,678

Release Date 9 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 9 April, 2013 it purchased for cancellation 1,100,000 "B" Shares at a price of 2140.42 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,592,824,678

Release Date 10 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 April, 2013 it purchased for cancellation 900,000 "B" Shares at a price of 2166.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,591,924,678

Release Date 11 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 April, 2013 it purchased for cancellation 865,000 "B" Shares at a price of 2177.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,591,059,678

Release Date 12 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 April, 2013 it purchased for cancellation 800,000 "B" Shares at a price of 2182.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,590,259,678

Release Date 15 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 15 April, 2013 it purchased for cancellation 750,000 "B" Shares at a price of 2162.63 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,589,509,678

Release Date 16 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 April, 2013 it purchased for cancellation 735,000 "B" Shares at a price of 2165.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,588,774,678

Release Date 17 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 April, 2013 it purchased for cancellation 1,020,000 "B" Shares at a price of 2144.48 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,587,754,678

Release Date 18 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 April, 2013 it purchased for cancellation 870,000 "B" Shares at a price of 2145.99 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,586,884,678
Release Date 19 April 2013
Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 19 April, 2013 it purchased for cancellation 1,040,000 "B" Shares at a price of 2139.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,585,844,678

Release Date 22 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 April, 2013 it purchased for cancellation 660,000 "B" Shares at a price of 2158.67 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,585,184,678

Release Date 23 April 2013

Buyback of Own Shares

• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 23 April, 2013 it purchased for cancellation 910,000 "B" Shares at a price of 2174.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,584,274,678

Release Date 24 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 24 April, 2013 it purchased for cancellation 700,000 "B" Shares at a price of 2227.82 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,583,574,678

Release Date 25 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 25 April, 2013 it purchased for cancellation 1,000,000 "B" Shares at a price of 2236.65 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,582,574,678

Release Date 26 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 26 April, 2013 it purchased for cancellation 800,000 "B" Shares at a price of 2219.73 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,581,774,678

Release Date 29 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 29 April, 2013 it purchased for cancellation 615,000 "B" Shares at a price of 2227.35 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,581,159,678

Release Date 30 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 30 April, 2013 it purchased for cancellation 1,000,000 "B" Shares at a price of 2251.46 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,580,159,678

Release Date 1 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 1 May, 2013 it purchased for cancellation 788,565 "B" Shares at a price of 2264.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,579,371,113

Release Date 2 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 2 May, 2013 it purchased for cancellation 1,040,000 "B" Shares at a price of 2280.75 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,578,331,113

Release Date 3 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 May, 2013 it purchased for cancellation 1,040,000 "B" Shares at a price of 2290.59 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,577,291,113

Release Date 7 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 May, 2013 it purchased for cancellation 916,208 "B" Shares at a price of 2289.64 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,576,374,905

Release Date 8 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 8 May, 2013 it purchased for cancellation 790,000 "B" Shares at a price of 2313.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,575,584,905

Release Date 9 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 9 May, 2013 it purchased for cancellation 730,000 "B" Shares at a price of 2317.23 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,574,854,905

Release Date 10 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 May, 2013 it purchased for cancellation 905,000 "B" Shares at a price of 2316.07 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,573,949,905

Release Date 13 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 May, 2013 it purchased for cancellation 725,000 "B" Shares at a price of 2320.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,573,224,905

Release Date 14 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 14 May, 2013 it purchased for cancellation 990,000 "B" Shares at a price of 2344.48 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,572,234,905

Release Date 15 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 15 May, 2013 it purchased for cancellation 1,098,000 "B" Shares at a price of 2315.46 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,571,136,905

Release Date 16 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 May, 2013 it purchased for cancellation 1,075,000 "B" Shares at a price of 2292.24 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,570,061,905

-----------------------------------------------------------------------------------

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 17 May 2013	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary